Filed by TELUS Corporation
                                                    Pursuant to Rule 425
                                                    under the Securities Act

                                                    Subject Company:
                                                    Clearnet Communications Inc.
October 17, 2000

              TELUS gearing up for closing of Clearnet acquisition

Burnaby, B.C. - TELUS Corporation (TSE: T, T.A; NYSE: TU) today announces that it anticipates being in a position to take up the shares of Clearnet Communications Inc. (TSE: NET.A; NASDAQ: CLNT) in accordance with its Offers to Purchase all of the shares of Clearnet without interference from any regulatory authorities. All shares of Clearnet to be tendered to the Offers to Purchase of TELUS must be received by the applicable depositary or forwarding agent by midnight (local time) on October 18, 2000, to be validly tendered to the Offers to Purchase.

TELUS Corporation is one of Canada's leading telecommunications companies providing a full range of communications products and services that connect Canadians to the world. The company reported $5.9 billion in revenues in 1999 and is the premier service provider in Western Canada. TELUS also provides voice, data, Internet, advertising and wireless services to Central and Eastern Canada. With the purchase of QuebecTel and a $6.6 billion offer to acquire national wireless service provider Clearnet Communications Inc. by the end of October, TELUS is rapidly strengthening its position as a leading national service provider. For more information about TELUS, visit www.telus.com.

For more information, please contact:

Doug Strachan
Media relations manager
(604) 432-2663 (office)
1-800-892-8250 (pager)
Doug.Strachan@telus.com

Forward Looking Statements

Some statements in this document look forward in time and deal with other than historical or current facts for TELUS. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations, including but not limited to, the likelihood and timing of completion of the acquisition of Clearnet by TELUS; the risks associated with: general business conditions in Canada and the companies ' service territories in Canada; competition on wireless services (cellular), local and long distance services, data and internet services and within the Canadian telecommunications industry generally; adverse regulatory action; technological change; taxation; availability of sufficient funding; and generation of operating cash flow sufficient to provide financial viability. For additional information with respect to certain of these and other factors, see the reports filed by TELUS with Canadian provincial securities commissions and the United States Securities and Exchange Commission.

TELUS disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investors and security holders are advised to read the offer to exchange/prospectus, the solicitation/recommendation statement on Schedule 14D-9 and other offer documentation regarding the transaction to be filed with Canadian provincial securities commissions and the United States Securities and Exchange Commission, as they will contain important information.

Security holders may obtain a free copy of the offer to exchange/prospectus (when available) and other related documents filed by TELUS at the SEC's Web site at www.sec.gov and the SEDAR Web site at www.sedar.com. When available, the offer to exchange/prospectus and the other documents may also be obtained from TELUS, Attention: TELUS Corporation Investor Relations, Floor 30-D,10020-100 Street, Edmonton, AB T5J 0N5.